UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011

Commission File Number: 333-170663

E-Commerce China Dangdang Inc.
4/F, Tower C, The 5th Square
No. 7, Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule. 12g3-2(b): 82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-COMMERCE CHINA DANGDANG INC.
By :	/s/ Conor Chia-hung Yang
Name :	Conor Chia-hung Yang
Title :	Chief Financial Officer

Date: March 11, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release regarding Dangdang’ fourth quarter and full year 2010 financial results